United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

CASEY’S GENERAL STORES

2.	Name of person relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:

401 Edgewater Pl, #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

August 8, 2023

Dear fellow shareholders,

The Accountability Board respectfully writes regarding Proposal No. 5 in Casey’s latest proxy statement. Casey’s calls this the “Sourcing Proposal,” and it seeks disclosure of 1) any Supplier Code of Conduct Casey’s has, if it has one; and 2) all responsible procurement/supply chain policies, standards, or expectations.

In its opposition statement, Casey’s suggests that its 2023 Sustainability Report is responsive to the Proposal, and so asks shareholders to vote against its passage. But Casey’s position is both procedurally illogical and factually wrong. First, if the Sustainability Report really does respond to all the issues of concern presented in the Proposal, then publishing a report responsive to the Proposal would be as easy as merely cutting and pasting the relevant parts of a report the company has already written. If, however, the Sustainability Report does not fully respond to the Proposal, Casey’s claim to the contrary should be rejected. In either scenario, the prudent procedural course of shareholder action would be to vote FOR the Proposal.

Second, after carefully reviewing the Proposal, the company’s statement opposing it, the Sustainability Report that statement points to, and other relevant information, our view is that the 2023 Sustainability Report does not sufficiently or comprehensively respond to the Proposal’s call for disclosure of responsible procurement/supply chain policies, standards, and expectations. Because shareholders deserve to know and assess the quality and scope of the weighty policies underlying Casey’s sourcing, TAB intends to vote FOR Proposal No. 5.

To explain our decision, let’s examine the Proposal’s requests for transparency in Casey’s sourcing practices.

1.	The Proposal seeks disclosure of all responsible procurement/supply chain policies, standards, or expectations.

The Proposal’s request for this disclosure stems from the company’s own undertaking of an ESG Materiality Assessment in 2022, followed by an ESG Report emphasizing the importance of ethical conduct and sustainable practices throughout the supply chain. The Proposal calls on Casey’s to disclose its actual policies, standards, and supplier compliance expectations in these critical areas of responsible sourcing.

But Casey’s opposes the Proposal, claiming the requested disclosures are in its 2023 Sustainability Report:

The Sourcing Proposal asks for updates to certain items mentioned in the 2022 report. However, the Company believes that information responsive to the Sourcing Proposal is included or otherwise addressed in the 2023 report (for example, it includes certain details on…a sourcing study completed by our sustainability consultant, a new sourcing platform, various information or updates on the sourcing of packaging, fuel, eggs and electricity, and details of our food safety and quality assurance and third-party vendor data governance programs).

But the 2023 Sustainability Report simply doesn’t include all the information requested by the Proposal, which is “all specific responsible procurement/supply chain policies, standards, or expectations.”

Consider, for example, the issue of human rights. As the Proposal notes, human rights is one of the key factors identified by Casey’s Materiality Assessment in the area of sourcing ethics. The 2022 ESG Report has a section titled, “Implementing Responsible Standards for Our Private Brands.”1 It says that with private brand products, Casey’s has “greater visibility and control of sustainable standards,” listing “human rights compliance” as one category of such standards.

But we find no specific human rights sourcing standards in either the 2022 ESG Report or the 2023 Sustainability Report—only some brief generalities based on the following aspirational claim: “Casey’s is dedicated to doing our part to further an environment that does not tolerate human trafficking, forced labor or underage employment, and we expect our business partners to behave similarly.” [Emphasis added.]

Yet on such critical matters of sourcing responsibility, Casey’s omits any specifics on what it considers its “part” to be or what it expects of its business partners throughout the supply chain. And, crucially, even if these nebulous claims could somehow be quantified, Casey’s says nothing about any consequences for any compliance failures, whether originating with the company itself or its business partner suppliers.

Beyond the company’s failure to specify its (or its suppliers’) “part,” Casey’s claims are doubly hard to pin down because its goal to “further an environment” favorable to human rights is equally non-specific. Whatever its meaning, such ambiguous language fails to provide shareholders the company’s actual sourcing standards in matters impacting human rights.

Later in the 2023 Sustainability Report, the company includes a few paragraphs (on page 19) under the heading “Responsible Sourcing.” But like the brief gloss on human rights, this section also offers little more than generalities on various sourcing issues without stating any specific policy standards for itself or its suppliers.

Casey’s states that it conducted a “procurement/sourcing benchmarking study” that in some unspecified way covered various issues, but no findings from the sourcing study are disclosed. Nor does the Responsible Sourcing section detail any of the company’s own ESG standards or policies (by which shareholders might be afforded insight into the company’s sourcing values and requirements for itself and suppliers to meet those values).

Shareholders, thus, remain in supply chain darkness as to which practices and policies the company actually deems to be “responsible sourcing” standards (and, as importantly, which do not). The Proposal would bring a substantial measure of much needed light to that darkness by seeking specific and complete disclosures about the company’s sourcing standards. These disclosures are simply not found anywhere in the vague generalities of the Sustainability Report.

A vote FOR the Proposal would, therefore, provide transparency to shareholders and send a message to our company that neither generalities nor omissions are acceptable in addressing such important matters of responsibility in setting and implementing sourcing standards.

2.	The Supplier Handbook does not disclose the ethical standards called for by the Proposal.

As noted above, the crux of the Sourcing Proposal relates not to mundane or ordinary supplier matters, but to matters regarding significant policy issues (e.g., human rights, the environment, diversity, etc.). In its 2023 Sustainability Report (which again, is what the company cites in response to the Proposal), Casey’s describes a forthcoming Supplier Handbook that “seeks to address a wide range of responsible sourcing topics,” which it claims will include “standards related to ethical business and environmental practices.”

But first, notwithstanding the company’s claims to the contrary, the Supplier Handbook Casey’s says is forthcoming has actually already been published: we found it available at www.caseys.com/vendor-info.

The Handbook’s creation and timeline raise substantial questions. Its July 26-issued proxy statement points to its concurrently-published 2023 Sustainability Report—which indicates it is still in the process of completing the Handbook that will represent its “formal supplier code of conduct.” In truth, at the time the proxy statement and Report were published the Handbook was already complete (dated May 2023 and posted to Casey’s website).

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1 https://s2.q4cdn.com/194594550/files/doc_downloads/sustainability/Casey's-(ESG-Report-2022).pdf (p.25)

Why the company would tell shareholders in late July that the Handbook hadn’t been completed or published yet when, in fact, it had been is something only Casey’s could explain; but what we do know is that the Handbook hardly addresses/includes a “wide range of responsible sourcing topics” or “standards related to ethical business and environmental practices.”

An archived copy of the Handbook is available at this (case-sensitive) URL: bit.ly/CaseysHandbook. Anyone who reads it can plainly see that it is dominated by basic (non-ESG) business matters, and that any so-called ESG “standards” are extraordinarily loose and weak; though Casey’s description of the Handbook in its 2023 Sustainability Report paints a very different picture. For example:

•	While the Sustainability Report’s description of the Handbook mentions demographics that would enable Casey’s to track “supplier diversity,” the word “diversity” never appears in the actual Handbook and the issue isn’t ever addressed in it. (The word “demographics” doesn’t appear in the Handbook, either.)
•	The description of the Handbook mentions “standards related to…environmental practices” but the actual Handbook just says suppliers must comply “with laws and regulations related to… environmental protection.” (And of course, requiring that suppliers not break the law is exactly the minimum that not only Casey’s, but every other company, must expect throughout its supply chain.)
•	Lastly, the description of the Handbook refers to “standards” related to ethical business. But in the actual Handbook, the reference to such a standard is a vague requirement of suppliers to “conduct themselves ethically and responsibly by complying with laws and regulations.” [Emphasis added.] But, as with the company’s environmental protection standard, merely requiring that no laws be broken is not a Casey’s standard, but a government mandate.

Further, there is no indication in the Handbook of any adverse consequences or other mandatory actions in response to supplier violations of its standards; and without such disclosures, shareholders are unable to determine in any way the degree of force—if any at all—wielded by the Handbook.

And on the subject of human rights, the Supplier Handbook is silent; it contains no standards on issues like human trafficking, forced labor, or underage employment. In fact, the phrase “human rights” doesn’t even appear in it, and it doesn’t even so much as mention these issues.

Thus, despite the company’s claim that some forthcoming Handbook will “address a wide range of responsible sourcing topics,” shareholders now know that Handbook falls concerningly short.

And that’s despite Casey’s having conducted an ESG Materiality Assessment in 2022 which identified “Sustainable Sourcing” as a “key factor” and, as the Proposal points out, specifically referred to, “Establishing policies, practices and oversight to reflect key issues and emerging topics in the connected agricultural and consumer goods ecosystems, supplier diversity, eco-friendly ingredients, certifications of sustainably sourced ingredients, human rights and more.”

A vote FOR the Proposal is therefore needed to let Casey’s know that what it published in both its 2023 Sustainability Report and its new Supplier Handbook falls substantively short of a Code of Conduct with meaningful standards of social and environmental responsibility the company expects of its suppliers and consequences for failing to follow them.

Conclusion

Overall, we find Casey’s response to the Sourcing Proposal weak at best, and inconsistent, disingenuous, and even misleading in certain respects. Casey’s should know that shareholders expect more than vague generalities on critical ESG issues and that mere compliance with applicable laws is insufficient. For the reasons above, we believe a vote FOR the Proposal is not only warranted, but very much needed. Thank you.

Note: We’re not asking for and can’t accept your proxy card. Please vote FOR the shareholder proposal on the proxy received from management, following the instructions enclosed with the proxy as to how to cast your ballot.